VIA EDGAR

July 13, 2012

Mr. Karl Hiller

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Hain Celestial Group, Inc.
Form 10-K for Fiscal Year Ended June 30, 2011
Filed August 29, 2011
File No. 0-22818

Dear Mr. Hiller:

This letter is submitted on behalf of The Hain Celestial Group, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter (the “Comment Letter”) dated May 14, 2012. The Company would like to advise the Staff that it has changed its segment configuration to reflect four geographic operating segments. The Company will reflect this change in its Annual Report on Form 10-K for the fiscal year ended June 30, 2012, in which the four geographic operating segments will result in three reportable segments: United States, United Kingdom and Other (comprised of Canada and Europe).

In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the SEC from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (631) 730-2205 with any questions or comments regarding this letter.

Respectfully submitted,

/s/ Ira J. Lamel
Ira J. Lamel
Executive Vice President and Chief Financial Officer